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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                          QUEST EDUCATION CORPORATION
                      (Name of Subject Company (Issuer))

                                 KAPLAN, INC.
                                      and
                           ODYSSEY ACQUISITION CORP.
    (Name of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                   Person))

                    Common Stock, Par Value $.01 Per Share
          (including the associated preferred stock purchase rights)
                        (Title of Class of Securities)

                                  74835F 10 2
                     (CUSIP Number of Class of Securities)

                             Veronica Dillon, Esq.
                                 Kaplan, Inc.
                         Legal Department, 23rd Floor
                              888 Seventh Avenue
                           New York, New York 10106
                                (212) 492-5825
                (Name, Address and Telephone Numbers of Person
   Authorized to Receive Notices and Communications on Behalf of the Filing
                                   Persons)

                                  Copies to:
                             John F. Seegal, Esq.
                      Orrick, Herrington & Sutcliffe LLP
                              400 Sansome Street
                            San Francisco, CA 94111
                                (415) 773-5797

                           CALCULATION OF FILING FEE
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            Transaction Valuation                           Amount of Filing Fee
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               Not Applicable                                  Not Applicable
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[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________   Filing Party: ________________________

Form or Registration No.: ____________   Date Filed: __________________________

[X]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]third-party tender offer subject to Rule 14d-1.

  [_]issuer tender offer subject to Rule 13e-4.

  [_]going-private transaction subject to Rule 13e-3.

  [_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

Contacts:  Guyon Knight                    For Immediate Release
                                           ---------------------
           Washington Post Company         June 27, 2000
           202-334-6642

           Melissa Mack
           Kaplan, Inc.
           212-492-5849

           Vince Pisano
           Quest Education Corporation
           770-510-2000


                         THE WASHINGTON POST COMPANY'S

             KAPLAN, INC., SUBSIDIARY WILL ACQUIRE QUEST EDUCATION

                           IN ALL-CASH TENDER OFFER


WASHINGTON - Kaplan, Inc., a subsidiary of The Washington Post Company (NYSE:
WPO), has agreed to acquire all the outstanding shares of Quest Education Corporation (NASDAQ: QEDC), a leading provider of post-secondary education, for $18.35 per share, the companies announced today. The total purchase price, including related transaction fees, is expected to be approximately $165 million.

     Under the agreement, a wholly-owned subsidiary of Kaplan will commence a tender offer within the next five business days. Assuming the 51 percent (or more) of Quest's outstanding shares are tendered, regulatory approvals are received, and other closing conditions are satisfied, the transaction is expected to close in late July.

     The Washington Post Company said the transaction will be financed primarily through additional borrowings.

                                    - more -

     "Quest is an excellent company with experienced management and a bright future," said Donald E. Graham, chairman and chief executive officer of The Washington Post Company. "With this acquisition - Kaplan's largest - Kaplan becomes an even more important and diverse education company."

     "This is an important strategic move for Kaplan that will support our goal of helping individuals acquire the skills they need to succeed in school and in their careers," said Jonathan Grayer, president and chief executive officer of Kaplan. "We will now be able to offer an even broader spectrum of services, including regionally-accredited associate and baccalaureate degrees, to a much wider array of potential students."

     Gary Kerber, president and chief executive officer of Quest, said: "This is an exceptional opportunity for Quest. Kaplan has the resources and depth of expertise in critical areas such as technology, curriculum development, teacher training, and customer service to help us maximize our growth potential."

     Headquartered in Atlanta, Quest currently serves more than 13,400 students in 30 schools located in 11 states. The company's schools offer bachelor degrees, associate degrees, and diploma programs designed to provide students with the knowledge and skills necessary to qualify them for entry-level employment, primarily in the fields of health care, business, and information technology. Its programs cover ten of the 15 fastest growing occupations (measured by percentage growth from 1994 through 2005), as projected by the U.S. Department of Labor. For the year ending March 31, 2000, Quest had $115 million in net revenues, net income of $7.5 million, and earnings per share (on a diluted basis) of $0.91.

     "We believe that Gary and his team have built an excellent company," added Mr. Grayer. "We look forward to having them continue in their roles as we add new customers to existing programs, develop new offerings, and expand to new locations. In addition, we will adapt appropriate Quest and Kaplan content for online delivery to a variety of audiences."

                                    - more -

     Kaplan, Inc. (www.kaplan.com) is a premier provider of educational and career services for individuals, schools, and businesses. Kaplan offers test prep and admissions services (www.kaptest.com); K-12 educational programs for kids and parents through SCORE! Learning, Inc., and eSCORE.com; on-site education and professional development at schools and universities; books and software; professional education services; and an extensive array of distance learning programs (www.KaplanCollege.com). Kaplan is also the largest shareholder in BrassRing, Inc. (www.BrassRing.com), the business-to-business recruitment and hiring company that helps employers find and hire the right candidates faster.



THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF QUEST EDUCATION CORPORATION. AT THE TIME THE OFFER IS COMMENCED KAPLAN WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") AND QUEST WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. QUEST STOCKHOLDERS ARE ADVISED TO READ THE TENDER OFFER STATEMENT REGARDING THE ACQUISITON OF QUEST REFERENCED IN THIS PRESS RELEASE, AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THESE DOCUMENTS WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF QUEST, AT NO EXPENSE TO THEM. THESE DOCUMENTS ALSO WILL BE AVAILABLE AT NO CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV.


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